UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of April 2020

The following exhibit is furnished herewith:

Exhibit 99.1	Press release, dated April 29, 2020, titled: “CNH Industrial announces the issuance of GBP 600,000,000 of commercial paper under the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By: /s/  Michael P. Going

Name: Michael P. Going

Title: Corporate Secretary

April 29, 2020

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated April 29, 2020, titled: “CNH Industrial announces the issuance of GBP 600,000,000 of commercial paper under the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF)”